                                                                    EXHIBIT 13.1

                                 NEWS RELEASE


                     T H I R D   Q U A R T E R   R E P O R T

                                    1 9 9 6


TO THE SHAREHOLDERS:

Sales at Thomaston Mills, Inc. were flat for the quarter ended March 30, 1996, at $66,150,000 compared to $66,290,000 the same quarter last year. The Company sustained a loss of $592,000 or $.09 per share for the quarter. This loss compared to a profit of $1,110,000 for third quarter last year but was less than the loss last quarter. Year to date sales were $196,131,000 down 3.0% and the Company lost $914,000 or $.14 per share.

The textile industry has invested a tremendous amount in new plant and equipment over the last few years in an effort to improve productivity and compete on a global basis. While these investments have indeed made the industry more competitive, they have created an oversupply condition. This oversupply, coupled with a difficult retail environment, has caused the current textile slowness. At Thomaston Mills, low capacity utilization and high raw material prices also contributed to the earnings situation.

On the positive side, Thomaston Mills has continued its modernization program and is now one of the most modern textile companies in America. Significant progress has been made in strengthening the Company's marketing function.

At the April market in New York, Thomaston Mills launched the J.G. Hook line of consumer products which is an upscale group of coordinated sheets, comforters and other bedroom products, which will broaden the Company's customer base and move the Company into higher price point merchandise areas.

We believe the current textile slowness is temporary, and we already are seeing some signs of improved capacity utilization. Thomaston Mills is making real progress in establishing long lasting customer partnerships, and the Company is well positioned to rebound in sales and earnings as the textile economy improves.

Sincerely,

/s/ Neil H. Hightower
Neil H. Hightower
President and CEO

April 23, 1996


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                             THOMASTON MILLS, INC.

                       CONDENSED STATEMENTS OF OPERATIONS
                  (Dollars in Thousands except Per Share Data)

                                                    Three Months Ended              Nine Months Ended
                                                  March 30,       April 1,        March 30,       April 1,
                                                    1996           1995            1996            1995
==========================================================================================================
Net sales                                       $   66,150      $   66,290      $  196,131      $  201,897
Cost of sales                                       61,612          58,842         180,858         183,018
- ----------------------------------------------------------------------------------------------------------
                                                     4,538           7,448          15,273          18,879
Selling, general and administrative expenses         4,785           4,934          14,786          14,244
Other income (expense)                                 128              76             441             301
- ----------------------------------------------------------------------------------------------------------
                                                      (119)          2,590             928           4,936
Interest expense                                       836             783           2,402           2,232
- ----------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                     (955)          1,807         (1,474)           2,704
Provision for income taxes (benefit)                  (363)            697           (560)           1,044
- ----------------------------------------------------------------------------------------------------------
Net income (loss)                               $     (592)     $    1,110      $    (914)      $    1,660
- ----------------------------------------------------------------------------------------------------------

Average Number Shares                            6,537,196       6,430,541       6,536,800       6,506,705
  Net income (loss) per share                   $  (0.0900)     $   0.1700      $  (0.1400)     $   0.2600
  Dividends paid per share                      $   0.0725      $   0.0700      $   0.2175      $   0.2100


                           CONDENSED BALANCE SHEETS
                            (Dollars in Thousands)

                                                                                  March 30,       April 1,
                                                                                    1996            1995
==========================================================================================================
ASSETS
Current Assets
  Cash and cash equivalents                                                       $  1,567         $   978
  Accounts receivable                                                               41,431          42,596
    Less allowance for uncollectible accounts                                        (415)           (415)
  Inventories                                                                       44,651          45,215
  Other current assets                                                               2,612           1,343
- ----------------------------------------------------------------------------------------------------------
                            Total Current Assets                                    89,846          89,717

Property, Plant and Equipment                                                      227,181         218,248
  Less allowance for depreciation                                                 (140,760)       (133,555)
Other assets                                                                         1,477             702
- ----------------------------------------------------------------------------------------------------------
                                                                                  $177,744        $175,112
==========================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Accounts payable                                                                $  6,677        $ 10,044
  Accrued liabilities                                                                6,695           7,360
  Federal and state income taxes                                                         0             777
  Current portion of capital lease obligations                                         439             416
  Current portion of long-term debt                                                  2,748           1,081
- ----------------------------------------------------------------------------------------------------------
                            Total Current Liabilities                               16,559          19,678

Obligations under capital leases                                                     1,533           1,450
Long-term debt                                                                      44,260          38,309
Deferred income taxes                                                                7,233           6,571
Other liabilities                                                                      165             119
Shareholders' Equity                                                               107,994         108,985
- ----------------------------------------------------------------------------------------------------------
                                                                                  $177,744        $175,112
==========================================================================================================


Note: As previously reported, in the first quarter of fiscal 1995 the Company changed from the FIFO to the LIFO method of accounting for purchased cloth and yarn. The cumulative effect of this change was not determinable. The effect of this change on the quarter and nine months was to decrease net income by approximately $148,000 ($.02 per share) and $443,000 ($.07 per share) respectively.